 Exhibit 99.35

Mogo Announces Results of Director Election

VANCOUVER, June 7, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX: MOGO; OTCQX: MOGOF) ("Mogo" or the "Company"), one of Canada's leading financial technology companies, today announced that the nominees listed in its management information circular dated May 1, 2017 were elected as directors of Mogo at the annual general meeting of shareholders held in Vancouver, British Columbia earlier today. Detailed results of the vote for the election of directors are set out below:

	Votes	% Votes	Votes	% Votes
Name of Nominee	For	For	Withheld	Withheld
David Feller	4,935,844	99.99%	700	0.01%
Gregory Feller	4,935,844	99.99%	700	0.01%
Ron Patterson	4,935,844	99.99%	700	0.01%
Minhas Mohamed	4,935,744	99.98%	800	0.02%
Praveen Varshney	4,919,077	99.65%	17,467	0.35%
Tom Liston	4,935,744	99.98%	800	0.02%

In addition, MNP LLP were re-appointed as auditor of Company until the next annual general meeting of shareholders of the Company.

About Mogo

Mogo (TSX: MOGO; OTCQX: MOGOF) — a Vancouver-based financial technology company — is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans. With more than 400,000 members and growing, Mogo is leading the shift to digital banking in Canada and offering consumers real alternatives to the big banks. To learn more, please visit mogo.ca or download the mobile app ( iOS or Android).

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/June2017/07/c8254.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 20:22e 07-JUN-17